February 24, 1997


Mr. David M. LeVan                                 Mr. John W. Snow
Chairman, President and                            Chairman, President and
 Chief Executive Officer                            Chief Executive Officer
Conrail Inc.                                       CSX Corporation
2001 Market Street                                 901 East Cary Street
Philadelphia, PA 19101                             Richmond, VA 23219

Dear David and John:

               As you know, we will soon file an Application at the Surface Transportation Board (STB) for authority to acquire Conrail and, in order to achieve balanced competition, make available to another Class I railroad certain lines and rights. Because of Norfolk Southern's limited presence in the region, the Application represents a solution which is effective and relatively easy to implement, and which we believe will be attractive to shippers, public agencies and the STB.

               However, in an effort to respond to political and regulatory calls for settling our differences, we are prepared to offer an alternative (the Plan) for comprehensive resolution of the issues confronting the eastern railroads. The Plan offers a different approach which will require the talents of all three of our organizations to implement. The enclosed map details the Plan, showing Conrail/CSX and Conrail/Norfolk Southern operations. Conrail/CSX has a north-south route and the east-west route over Buffalo (part of old New York Central). Conrail/Norfolk Southern has a north-south route and the east-west route over Pittsburgh (part of old Pennsylvania).

               If you endorse the Plan, promptly after completion of definitive documentation for the Plan, Norfolk Southern and CSX will offer to acquire all the common and ESOP stock of Conrail (other than shares already in the CSX and Norfolk Southern voting trusts) for $115 cash per share and upon acquisition will deposit such shares in a voting trust or trusts. Upon completion of the tender offer, the remaining Conrail shares will be acquired in a merger. To carry out all these steps, Norfolk Southern and CSX will form a new entity.

               As soon as regulatory approval and labor implementing agreements are effective, Conrail will make available to Norfolk Southern and to CSX for their respective operation and control the Conrail lines and rights indicated on the map and all other Conrail operating assets. Such operation and control will be exclusive except with respect to trackage rights or joint arrangements or where both CSX and Norfolk Southern would need joint rights at terminal facilities. At some point in the future consistent with our respective business objectives, the necessary steps would be taken to make the new alignments final.

               Conrail's corporate headquarters will continue to be Philadelphia. The assets associated with Norfolk Southern will include the Pittsburgh service center and the Altoona and Hollidaysburg shop facilities. The assets associated with CSX will include the Philadelphia headquarters. Conrail employees in general will remain with the Conrail/CSX and Conrail/Norfolk Southern operations and assets, as determined by implementing agreements under the statute. Similarly, employees affected by coordinations between Conrail and CSX, and Conrail and Norfolk Southern, will be entitled to protection to the extent provided by statute. We anticipate that Conrail employee options and benefits would be handled in a manner analogous to that in the present Conrail/CSX agreement.

               The costs of acquiring all of the Conrail stock will be divided in proportion to the Conrail gross freight revenues which will accrue to Conrail/CSX operations and to Conrail/Norfolk Southern operations under the Plan (the Percentages). The calculation will be based on a study of Conrail's 1996 gross freight revenues, using standard traffic study methodology familiar to all the parties. Norfolk Southern's and CSX's interests in the new entity formed to accomplish the Plan will be in proportion to their Percentages. Conrail assets and liabilities not otherwise provided for (and not relating to a Conrail/CSX line or a Conrail/Norfolk Southern line) will ultimately be discharged or allocated in accordance with the Percentages. Tax costs, if any, associated with the Plan will generally be shared in accordance with the Percentages.

               Norfolk Southern is ready to begin immediately drafting documentation and pursuing the corporate actions and regulatory approvals necessary to implement the Plan. It is suggested that, with respect to their individual interests, CSX and Norfolk Southern may consider jointly engaging an independent party to expedite and mediate the process of documentation, with instructions to strive for fair, realizable and administratively simple provisions consistent with the outline here provided.

               The Plan is offered without prejudice to our forthcoming Application to the STB. We believe that the Application and the competi-tive alternative it proposes will provide an appropriate resolution if we cannot agree on the Plan. Upon completion of definitive documentation for the Plan, the Norfolk Southern and CSX applications could be supplement-ed or converted into a joint application to accomplish the Plan. The result of either the Application or the Plan could be an eastern railroad structure in which the Conrail/CSX and Conrail/Norfolk Southern systems compete at and between most of the major ports and markets east of the Mississippi. We believe this is a sound basis on which to build an internationally competitive economy in the region, and that the benefits of this compromise extend to our companies, employees and customers.

               We are willing to consider any alternative suggestions for accomplishing the same results as the Plan, which in any event is subject to confirmation of the analysis used to develop it since we do not possess the information necessary for complete validation of our estimates. Because this initiative will complicate ongoing negotiations with other railroads concerning the competitive alternative Norfolk Southern will offer in its STB Application, we must ask to hear from you by the close of business Monday, March 3, concerning your interest in seriously pursuing a solution along these lines.

                                            Sincerely,


[Map of northeastern and midwestern United States illustrating Parent's proposal.]